Exhibit 99.1

Form 51-102F3
Material Change Report

1.	Name and Address of Company

Helix BioPharma Corp.
#3 - 305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7

2.	Date of Material Change

March 25 and 28, 2011

3.	News Release

A news release with respect to this material change was disseminated on March 28, 2011 via Marketwire.

4.	Summary of Material Change

On March 28, 2011, Helix BioPharma Corp. (“Helix” or the “Company”), closed a private placement of a total of 1,652,719 units at $2.39 per unit for gross proceeds of $3,949,998.41, pursuant to subscriptions received on March 25, 2011.

5.	Full Description of Material Change

Helix has issued, by way of private placement, a total of 1,652,719 units at $2.39 per unit (the “placement”). Each unit consists of one common share and one common share purchase warrant, with each common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share of the Company at a price of $3.35 until 5:00 pm Toronto time on March 27, 2016. The net proceeds after expenses are expected to be approximately $3.9 million, and will be used for working capital, primarily to support the Company’s drug development programs. All of the securities issued under the placement are subject to a hold period until July 29, 2011. As a result of the closing of the placement, Helix currently has 66,164,720 common shares issued and outstanding.

Jack Kay, a director of the Company, and his wife acquired 209,205 units and a related party, the Kay Family Charitable Foundation (the “Foundation), of which Mr. Kay is a trustee, acquired an additional 209,205 units.

As a result of these acquisitions, Mr. Kay’s holdings in Helix, including those of his wife and the Foundation, comprise 875,110 common shares, or 1.32% of the common shares currently outstanding, warrants to purchase up to 418,410 common shares and stock options to purchase up to 205,000 common shares. After giving effect to the exercise of Mr. Kay’s warrants and stock options, Mr. Kay’s holdings would be 1,498,520 common shares or 2.24% of the Company’s common shares then outstanding, on a partially diluted basis (i.e., assuming no other convertible securities are exercised).

Mr. Kay declared his interest in the transaction to the Company’s Board of Directors and abstained from voting on the resolution approving the placement. The resolution was passed unanimously by all other directors in attendance at the meeting called to consider the matter. The remaining two directors had indicated their approval of the transaction prior to such meeting.

The participation by Mr. Kay, his spouse and the Foundation is exempt from the valuation and minority approval requirements of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, since neither the fair market value of the units purchased by them and the common shares issuable on exercise of the common share purchase warrants forming part of such units, nor the consideration paid for their units and to be paid on the exercise of all of such warrants (if exercised), totalled more than 25% of the market capitalization of the Company before giving effect to the placement. The subscription agreements entered into by Mr. Kay and his wife, and by the Foundation, with the Company for their units contained the same terms and conditions as the subscription agreements for the remaining units issued in the placement, except as to amounts, and contained standard terms normally contained in a subscription agreement for a private placement transaction. The form of the subscription agreement is being filed on sedar at www.sedar.com.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7.	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

8.	Executive Officer

Photios (Frank) Michalargias, Chief Financial Officer
Tel: (905) 841-2300 ext 233

9.	Date of Report

March 28, 2011